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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                         CardioTech International, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   14160C-10-0
      ---------------------------------------------------------------------
                                 (CUSIP NUMBER)

                            Harvey M. Eisenberg, Esq.
                        O'Sullivan Graev & Karabell, LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-2400
--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                September 5, 2000
      ---------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SECTIONS 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SECTION 240.13d-7 for other parties to whom copies are to be sent

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



          SEC 1746(2-98)

               CUSIP NO. 14160C-10-0

--------------------------------------------------------------------------------

     1.   NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          DRESDNER KLEINWORT BENSON PRIVATE EQUITY PARTNERS LP
          13-3949246

--------------------------------------------------------------------------------

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)

          (b)  X

--------------------------------------------------------------------------------

     3.   SEC USE ONLY
--------------------------------------------------------------------------------

     4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)      WC
--------------------------------------------------------------------------------

     5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION      DELAWARE
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
NUMBER OF
SHARES BENE-     7.   SOLE VOTING POWER           1,679,820
FICIALLY         ---------------------------------------------------------------
OWNED BY
EACH             8.   SHARED VOTING POWER      0
REPORTING        ---------------------------------------------------------------
PERSON WITH:
                 9.   SOLE DISPOSITIVE POWER     1,679,820
                 ---------------------------------------------------------------

                 10.  SHARED DISPOSITIVE POWER          0
--------------------------------------------------------------------------------

     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   1,679,820
--------------------------------------------------------------------------------

     12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      16.7%

--------------------------------------------------------------------------------

     14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN

Dresdner Kleinwort Benson Private Equity Partners LP (hereinafter referred to as "DKBPEP") hereby amends its statement on Schedule 13D, filed as of November 23, 1998 and amended as of September 24, 1999 and May 3, 2000, relating to (i) the 7% Convertible Senior Secured Note (together with notes received as pay-in-kind interest, the "Notes") due March 31, 2003 issued by CardioTech International, Inc. ("CardioTech" or the "Issuer") and (ii) the Series A Preferred Stock issued by CardioTech (including the additional conversion rights thereunder as a result of accrued but unpaid dividends), (the "Preferred Shares"), as set forth below.


ITEM 2. IDENTITY AND BACKGROUND.

Schedule A is hereby amended in its entirety by replacing it with the attached Schedule A.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This section is hereby amended by adding the following paragraph at the end thereto:

     "Since May 3,2000 (the date with respect to which DKBPEP filed its latest amendment to its 13D regarding its investment in CardioTech) DKBPEP has filed Form 4s with the Securities and Exchange Commission (the "SEC") relating to securities acquired through 1) "Pay-in-kind" interest on the outstanding Notes.

     DKBPEP has since sold additional shares of Common Stock received from the conversion of Convertible Preferred Stock pursuant to Rule 144 of the Securities Act of 1933, as amended. ".


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended by replacing subsection (a) with the following:

          (a) DKBPEP currently owns 131,713 shares of Common Stock of the Issuer. Upon conversion of the Note, the Additional Notes issued as of September 24, 1999, and accrued interest thereon, subject to the receipt of applicable regulatory approvals, DKBPEP would acquire 16.7% of the issued and outstanding shares of Common Stock (determined after giving effect to the conversion).


ITEM 7. MATERIAL TO BE FILED IN EXHIBITS

Item 7 is hereby amended by adding the following paragraph to the end thereto:

                                    SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2000

DRESDNER KLEINWORT BENSON
PRIVATE EQUITY PARTNERS LP

     By: DRESDNER KLEINWORT BENSON
     PRIVATE EQUITY MANAGERS LLC,
     its general partner




    By: /s/ Iain Leigh                          By: /s/ Christopher Hammond
       ------------------------------              -----------------------------
    Name: Iain Leigh                            Name: Christopher Hammond
    Title: Authorized Signatory                 Title: Vice President

                                                                      SCHEDULE A



ITEM 1.   INFORMATION FOR OFFICERS AND DIRECTORS



                                     DKBPEM

                               EXECUTIVE OFFICERS



         Person                             Title
         ------                             -----

         Christopher Wright                 Investment Partner and Board Member

         Jonathan Walker                    Investment Partner and Board Member

         Iain Leigh                         Investment Partner and Board Member

         Richard H. Wolf                    Investment Partner

         Alexander Coleman                  Investment Partner

         George Fugelsang                   Board Member




All officers and advisory board members of DKBPEM have the same address: 75 Wall Street, New York, NY 10005-2889.

                                                                      SCHEDULE A


                              DIRECTORS & OFFICERS
                              --------------------

               KLEINWORT BENSON GENERAL INVESTMENT COMPANY LIMITED

NAME                           EMPLOYMENT                   ADDRESS                         CITIZENSHIP         POSITION
-----------------------------------------------------------------------------------------------------------------------------------
Paul Richard FREEMAN           Kleinwort Benson Limited     20 Fenchurch Street             British             Director
                                                            London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------
Peter Leonard LONGCROFT        Kleinwort Benson Limited     20 Fenchurch Street             British             Director
                                                            London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------
Stephen John LOWE              Kleinwort Benson Limited     20 Fenchurch Street             British             Director
                                                            London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------
Malcolm Francis WILLIAMS       Kleinwort Benson Limited     20 Fenchurch Street             British             Director
                                                            London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------
Andrew John WHITE              Kleinwort Benson Limited     20 Fenchurch Street             British             Director
                                                            London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                              DIRECTORS & OFFICERS
                              --------------------
                            KLEINWORT BENSON LIMITED

NAME                                  EMPLOYMENT                       ADDRESS                        CITIZENSHIP  POSITION
-----------------------------------------------------------------------------------------------------------------------------------
Gerd Rolf HAEUSLER                    Dresdner Bank AG                 Juergen-Ponto-Platz 1          German       Chairman
                                                                       D-60301 Frankfurt am Main,
                                                                       Germany
-----------------------------------------------------------------------------------------------------------------------------------
Timothy Gwynne BARKER                 Kleinwort Benson Limited         20 Fenchurch Street            British      Vice Chairman
                                                                       London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------
Konstantin Graf Von Schweinitz        Kleinwort Benson Limited         20 Fenchurch Street            German       Director & COO
                                                                       London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------
Richard Philip Matthew ARMSTRONG      Kleinwort Benson Limited         20 Fenchurch Street            British      Director
                                                                       London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------
Patrick Joseph DALEY                  Kleinwort Benson Limited         20 Fenchurch Street            British      Director
                                                                       London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------
Alexander David FORRESTER             Kleinwort Benson Limited         20 Fenchurch Street            British      Director
                                                                       London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------
Paul Richard FREEMAN                  Kleinwort Benson Limited         20 Fenchurch Street            British      Director
                                                                       London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------
Thiam Joo LIM                         Kleinwort Benson Limited         20 Fenchurch Street            Malaysian    Director
                                                                       London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------
Peter Leonard LONGCROFT               Kleinwort Benson Limited         20 Fenchurch Street            British      Director
                                                                       London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------
Stephen John LOWE                     Kleinwort Benson Limited         20 Fenchurch Street            British      Director
                                                                       London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------
Keith Roy PALMER                      Kleinwort Benson Limited         20 Fenchurch Street            British      Director
                                                                       London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------
John Howard PATTINSON                 Kleinwort Benson Limited         20 Fenchurch Street            German       Director
                                                                       London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------
Timothy Anthony SHACKLOCK             Kleinwort Benson Limited         20 Fenchurch Street            British      Director
                                                                       London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

-----------------------------------------------------------------------------------------------------------------------------------
Alan Colin Drake YARROW               Kleinwort Benson Limited         20 Fenchurch Street            British      Director
                                                                       London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                              DIRECTORS & OFFICERS
                              --------------------
                           KLEINWORT BENSON GROUP LTD

NAME                           EMPLOYMENT                       ADDRESS                          CITIZENSHIP        POSITION
-----------------------------------------------------------------------------------------------------------------------------------
Gerd Rolf HAEUSLER             Dresdner Bank AG                 Juergen-Ponto-Platz 1            German             Deputy Chairman
                                                                D-60301 Frankfurt am Main,
                                                                Germany
-----------------------------------------------------------------------------------------------------------------------------------
Paul Richard FREEMAN           Kleinwort Benson Limited         20 Fenchurch Street              British            Director
                                                                London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------
Peter Leonard LONGCROFT        Kleinwort Benson Limited         20 Fenchurch Street              British            Director &
                                                                London EC3P 3DB                                     Secretary
-----------------------------------------------------------------------------------------------------------------------------------
Stephen John LOWE              Kleinwort Benson Limited         20 Fenchurch Street              British            Director
                                                                London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                              DIRECTORS & OFFICERS
                              --------------------
                          DRESDNER INVESTMENTS (UK) PLC

NAME                               EMPLOYMENT                        ADDRESS                       CITIZENSHIP         POSITION
-----------------------------------------------------------------------------------------------------------------------------------
Stephen John LOWE                  Kleinwort Benson Limited          20 Fenchurch Street           British             Director &
                                                                     London EC3P 3DB                                   Secretary
-----------------------------------------------------------------------------------------------------------------------------------
Achilles Othon MACRIS              Kleinwort Benson Limited          20 Fenchurch Street           USA                 Director
                                                                     London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------
John Howard PATTINSON              Kleinwort Benson Limited          20 Fenchurch Street           German              Director
                                                                     London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                              DIRECTORS & OFFICERS
                              --------------------
                          INVERESK STOCKHOLDERS LIMITED

NAME                              EMPLOYMENT                         ADDRESS                         CITIZENSHIP         POSITION

-----------------------------------------------------------------------------------------------------------------------------------
Stephen John Brooks               Kleinwort Benson Limited           20 Fenchurch Street             British             Director
                                                                     London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------
Paul Richard Freeman              Kleinwort Benson Limited           20 Fenchurch Street             British             Director
                                                                     London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------
Peter Leonard Longcroft           Kleinwort Benson Limited           20 Fenchurch Street             British             Director &
                                                                     London EC3P 3DB                                     Secretary
-----------------------------------------------------------------------------------------------------------------------------------
Michelle Amey                     Kleinwort Benson Limited           20 Fenchurch Street             British             Secretary
                                                                     London EC3P 3DB
-----------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                              DIRECTORS & OFFICERS
                              --------------------
                       ZENON BETEILIGUNGSGESELLSCHAFT GMBH

NAME                         EMPLOYMENT                    ADDRESS                                 CITIZENSHIP          POSITION

-----------------------------------------------------------------------------------------------------------------------------------
Wolfgang Kolb                Dresdner Bank AG              Juergen-Ponto-Platz 1                   German               Director
                                                           D-60301 Frankfurt am Main
                                                           Germany
-----------------------------------------------------------------------------------------------------------------------------------
Manfred SCHAUDWET            Dresdner Bank AG              Juergen-Ponto-Platz 1                   German               Director
                                                           D-60301 Frankfurt am Main
                                                           Germany
-----------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                        MEMBERS OF THE SUPERVISORY BOARD
                        --------------------------------
                                DRESDNER BANK AG

NAME                         EMPLOYMENT                   ADDRESS                       CITIZENSHIP    POSITION

-----------------------------------------------------------------------------------------------------------------------------------
Dr. Alfons Titzrath          Dresdner Bank AG             Koenigsallee 37               German         Chairman of the Supervisory
                                                          40002 Duesseldorf                            Board
                                                          Germany
-----------------------------------------------------------------------------------------------------------------------------------
Dipl.-Kfm. Uwe Plucinski     Dresdner Bank AG             Jungfernstieg 22              German         Deputy Chairman of the
                                                          20349 Hamburg                                Supervisory Board
                                                          Germany
-----------------------------------------------------------------------------------------------------------------------------------
Klaus Carlin                 Trade Union HBV              Kanzlerstrasse 8              German         Member of the Executive
                                                          40472 Duesseldorf                            Board
                                                          Germany
-----------------------------------------------------------------------------------------------------------------------------------
Meinhard Carstensen          Dresdner Bank AG             Jungfernstieg 22              German         Member of the Supervisory
                                                          20349 Hamburg                                Board
                                                          Germany
-----------------------------------------------------------------------------------------------------------------------------------
Reinhard Droenner            Federal Executive Board of   Johannes-Brahms-Platz 1       German         Head of Section Banks and
                             Trade Union DAG              20355 Hamburg                                Savings Banks
                                                          Germany
-----------------------------------------------------------------------------------------------------------------------------------
Claudia Eggert-Lehmann       Dresdner Bank AG             Postfach 41 41                German         Member of the Supervisory
                                                          58041 Hagen                                  Board
                                                          Germany
-----------------------------------------------------------------------------------------------------------------------------------
Bernhard Enseling            Dresdner Bank AG             Kaiserstrasse 48,             German         Member of the Supervisory
                                                          2. OG                                        Board
                                                          60301 Frankfurt am Main
                                                          Germany
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Martin Fruehauf          Aventis S.A.                 Postfach 80 03 20             German         Deputy Chairman of the
                                                          65926 Frankfurt am Main                      Supervisory Board
                                                          Germany
-----------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

-----------------------------------------------------------------------------------------------------------------------------------
Peter Haimerl                    Dresdner Bank AG                 Promenadeplatz 7              German     Member of the
                                                                  80273 Munich                             Supervisory Board
                                                                  Germany
-----------------------------------------------------------------------------------------------------------------------------------
Manfred Karsten                  Oldenburgische Landesbank AG     Bahnhofstrasse 2              German     Member of the
                                                                  26122 Oldenburg                          Supervisory Board
                                                                  Germany
-----------------------------------------------------------------------------------------------------------------------------------
Ainis Kibermanis                 Dresdner Bank AG                 Taunusstrasse 40-42, 1. OG    German    Member of the
                                                                  60329 Frankfurt am Main                 Supervisory Board
                                                                  Germany
-----------------------------------------------------------------------------------------------------------------------------------
Bernd Kriegeskorte               Dresdner Bank AG                 Promenadeplatz 7              German    Member of the
                                                                  80273 Munich                            Supervisory Board
                                                                  Germany
-----------------------------------------------------------------------------------------------------------------------------------
Dr. rer. pol. Heinz Kriwet       Thyssen Krupp AG                 August-Thyssen-Strasse 1      German    Chairman of the
                                                                  40211 Duesseldorf                       Supervisory Board
                                                                  Germany
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Edward G. Krubasik           Siemens AG                       Wittelsbacherplatz 2          German    Member of the Managing
                                                                  80312 Munich                            Board of Directors
                                                                  Germany
-----------------------------------------------------------------------------------------------------------------------------------
Dr. jur. Dietmar Kuhnt           TeSSAG Technische Systeme &      Postfach 10 30 61             German    Chairman of the Managing
                                 Services AG                      45030 Essen                             Board of Directors
                                                                  Germany
-----------------------------------------------------------------------------------------------------------------------------------
Michel Pebereau                  Banque Nationale de Paris S.A.   16, Boulevard des Italiens    French    President, General
                                                                  F-75450 Paris                           Director
                                                                  France
-----------------------------------------------------------------------------------------------------------------------------------
Bernd Pischetsrieder                                                                            German    Member of the
                                                                                                          Supervisory Board

-----------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

-----------------------------------------------------------------------------------------------------------------------------------
Sultan Salam                     Dresdner Bank AG                 Kaiserstrasse 63              German    Member of the
                                                                  60329 Frankfurt am Main                 Supervisory Board
                                                                  Germany
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Hans-Juergen Schinzler       Muenchener                       Koeniginstrasse 107           German    Chairman of the Board of
                                 Rueckversicherungs-Gesellschaft  80802 Munich                            Managing Directors
                                                                  Germany
-----------------------------------------------------------------------------------------------------------------------------------
Dr. jur. Hennig Schulte-Noelle   Allianz AG                       Koeniginstrasse 28            German    Chairman of the Board of
                                                                  80802 Munich                            Managing Directors
                                                                  Germany
-----------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                   MEMBERS OF THE BOARD OF MANAGING DIRECTORS
                   ------------------------------------------
                                DRESDNER BANK AG

                               AS OF JULY 1, 1999

NAME                         EMPLOYMENT                   ADDRESS                         CITIZENSHIP    POSITION
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Bernd Fahrholz           Dresdner Bank AG             Juergen-Ponto-Platz 1           German         Chairman of the Board of
                                                          60301 Frankfurt am Main                        Managing Directors
                                                          Germany
-----------------------------------------------------------------------------------------------------------------------------------
Leonhard H. Fischer          Dresdner Bank AG             Juergen-Ponto-Platz 1           German         Deputy Member of the Board
                                                          60301 Frankfurt am Main                        of Managing Directors
                                                          Germany
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Joachim v. Harbou        Dresdner Bank AG             Juergen-Ponto-Platz 1           German         Member of the Board of
                                                          60301 Frankfurt am Main                        Managing Directors
                                                          Germany
-----------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

-----------------------------------------------------------------------------------------------------------------------------------
Dr. Horst Mueller            Dresdner Bank AG             Juergen-Ponto-Platz 1           German         Member of the Board of
                                                          60301 Frankfurt am Main                        Managing Directors
                                                          Germany
-----------------------------------------------------------------------------------------------------------------------------------
Heinz-Joerg Platzek          Dresdner Bank AG             Juergen-Ponto-Platz 1           German         Member of the Board of
                                                          60301 Frankfurt am Main                        Managing Directors
                                                          Germany
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Bernd W. Voss            Dresdner Bank AG             Juergen-Ponto-Platz 1           German         Member of the Board of
                                                          60301 Frankfurt am Main                        Managing Directors
                                                          Germany
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Andreas Georgi           Dresdner Bank AG             Juergen-Ponto-Platz 1           German         Member of the Board of
                                                          60301 Frankfurt am Main                        Managing Directors
                                                          Germany
-----------------------------------------------------------------------------------------------------------------------------------
Joachim Maedler              Dresdner Bank AG             Juergen-Ponto-Platz 1           German         Member of the Board of
                                                          60301 Frankfurt am Main                        Managing Directors
                                                          Germany
-----------------------------------------------------------------------------------------------------------------------------------